[Southern Union Letterhead]

October 4, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Southern Union Company – Request for Extension of Response Time to SEC Comment Letter dated September 20, 2010

Dear Mr. Owings:

We refer you to the letter to Southern Union Company (the “Company”), dated September 20, 2010 (the “Comment Letter”), containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed on March 1, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A filed on March 26, 2010 (File No. 001-6407).  Following-up on the conversation of our attorney with a member of your staff, we are writing to confirm that we have requested an extension to respond to the Comment Letter until October 18, 2010, as the Company needs additional time to formulate thorough responses to the Comment Letter.

We appreciate the Staff’s cooperation in this matter.

Please telephone me at (713) 989-7816, or our attorney, Seth Warner of Locke Lord Bissell & Liddell LLP at (202) 220-6921, with any additional questions or comments you may have.

Very truly yours,

/s/ Robert M. Kerrigan, III
Robert M. Kerrigan, III
Vice President, Assistant General Counsel and Secretary

cc:   Mr. Scott Anderegg (via facsimile)
Securities and Exchange Commission

Mr. George L. Lindemann
Southern Union Company

Via E-mail: swarner@lockelord.com
Seth M. Warner
Locke Lord Bissell & Liddell LLP